SunEdison, Inc.
13736 Riverport Drive, Suite 180
Maryland Heights, MO 63043
www.sunedison.com

September 23, 2014

VIA EDGAR

Kevin L. Vaughn
Accounting Branch chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Re:   SunEdison, Inc.
           Form 10-K for the year ended December 31, 2013
           File No. 011-13828

Dear Mr. Vaughn:

This letter is in response to your comment letter dated September 4, 2014 to SunEdison, Inc. (SunEdison or the Company).  We have set forth below each of your comments followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2013
Exhibit 13

Executive Overview, page 3

1.
In order to enhance an investors understanding of your existing operations and your future prospects, please revise future filings to provide a summary of your existing construction and development projects. Include information that is relevant to understanding the projects under development, including but not limited to the size of the project, status of the project, details of any power purchase agreements and expected project completion.

Response:
In response to the Staff’s comment, the Company will include in future filings additional summary information related to existing construction and development projects.

Financial Condition, page 12

2.            We note that net accounts receivable increased $131.1 million from December 31, 2012 to December 31, 2013 and that the increase was primarily attributable to solar sales mix and the timing of collections from customers, offset by lower solar sales during the fourth quarter of 2013 as compared to the fourth quarter 2012 sales. Please explain to us in greater detail how the solar sales mix impacts the timing of collections from customers. In this regard, discuss the payment terms for these sales.

Response:
Our reference to "solar sales mix" refers to the various types of revenues reported with our Solar Energy segment.  The mix is primarily comprised of sales of solar energy systems and sales of solar materials. The timing of the payments received from customers on accounts receivable generated by these revenue streams can vary significantly. Specifically, the payment terms associated with sales of solar materials typically range from 3 days to 30 days. Conversely, payments on accounts receivable resulting from the sales of solar energy systems can range from several days to several months after completion, depending on the payment terms specified in the underlying sales agreement.

Note 14 – Income Taxes, page 73

3.            We note that during 2013, you distributed all of the earnings of certain foreign wholly owned subsidiaries to the U.S. These earnings were previously considered permanently reinvested in the foreign business. We further note that in the fourth quarter of 2013, you determined certain other undistributed earnings of one of your foreign wholly owned subsidiaries would be remitted to the U.S. Finally, we note that you have concluded that the undistributed earnings of all other foreign subsidiaries continue to be considered permanently reinvested. Please tell us the underlying reasons for the repatriation of foreign earnings in 2013. Please also provide us with a detailed analysis that supports your conclusion that the remaining undistributed earnings of foreign earnings should be considered permanently reinvested. In this regard, explain why you believe it is appropriate to continue to make this assertion in light of the repatriation of earnings that took place in 2013.

Response:
The distribution of earnings during 2013 was due to tax planning strategies in preparation for a taxable transaction with the expected Semiconductor business initial public offering (the “IPO”). As a result of the below listed transactions, 100% of the undistributed earnings related to the Semiconductor business of the SunEdison subsidiaries was transferred to a newly formed subsidiary and were effectively repatriated and included in taxable income of the Company and the subsidiary for U.S. income tax purposes for the period ended December 31, 2013.  These earnings were previously considered permanently reinvested prior to the transactions contemplated and executed below.  The stock of certain of the Semiconductor entities was transferred in December 2013 in anticipation of the plan to issue stock of the IPO vehicle in the IPO that ultimately transpired in May 2014. The transfer of these entities constituted the effective repatriation of their undistributed earnings.

Specifically, pursuant to a Master Sale and Contribution Agreement (the “Agreement”), SunEdison, Inc. transferred 100% of the stock of the following foreign subsidiaries in a taxable transaction to the newly formed IPO vehicle, SunEdison Semiconductor Pte Ltd (“Transferee”):

1.	100% of the stock of MEMC Electronic Materials, S.p.A.,

2.	100% of the stock of MEMC Electronic Materials Sales Sdn Bhd,
3.	100% of the stock of MEMC Electronic Materials Sdn Bhd,
4.	100% of the stock of MEMC Japan Ltd., and
5.	54.96202% of the stock of Taisil Electronic Materials Corporation

Also pursuant to the Agreement, SunEdison International, Inc. (“SEI”), a wholly owned domestic subsidiary of the Company, transferred in a taxable transaction to the Transferee:
1.	45.03798% of the stock of Taisil Electronic Materials Corporation and
2.	100% of the stock of MEMC Ipoh Sdn Bhd.

In 2013, as part of the preparation for the IPO, the Company also indicated its intent to transfer to the Transferee 40% of the stock of MEMC Korea Company. This transfer was completed on January 20, 2014.  The undistributed earnings of MEMC Korea Company are those referred to in the Form 10-K as those that “would be remitted to the U.S.”

The stock of the remaining foreign subsidiaries in the SunEdison, Inc. group continues to be held as before and there are no plans to make any further distribution of undistributed earnings from these companies.  These remaining undistributed earnings are separate and apart from the transactions that resulted in the effective distribution of earnings in 2013.  There were no changes from our previous position with regard to the remaining undistributed earnings of these subsidiaries.  The following provides detail of the undistributed earnings as of December 31, 2013 and the amount of operational and financing plans of the SunEdison foreign subsidiaries.

Undistributed earnings remaining at December 31, 2013 after the above listed transactions   $        123.0 million
Financing requirements of remaining foreign subsidiaries                                                                      (157.2 million)
Excess of financing requirements over undistributed earnings                                                     $         (34.2 million)

Form 8-K filed May 8, 2014

4.
We note your discussion under (A) regarding your supplemental non-GAAP financial measures. We note that you state the non-GAAP financial measures “better reflect Solar Energy’s results from operations” and that the “measures are more representative of the operational health and performance of that segment.” Please revise this language in future filings to avoid placing undue prominence on the non-GAAP measure.

Response:
In response to the Staff’s comment, the Company will revise the language in future filings. The Company proposes the following changes (new language in bold and italics; deleted language reflected as struck out) to avoid placing undue prominence on the non-GAAP measures:

[A] Generally Accepted Accounting Principles (GAAP) is the term used to refer to the standard framework of guidelines for financial accounting and reporting. In addition to reporting financial results in accordance with GAAP, we have provided non-GAAP financial measures for the Solar Energy segment. The Company believes that these non-GAAP measures represent important internal measures of performance for our Solar Energy business, and ~~better reflect Solar Energy’s results from~~ providing important information about the operations and near term cash flows as reviewed by management of the Company.
Accordingly, where these measures are provided, it is done so that investors have the same financial data that management uses to evaluate the operational and financial performance of the Solar Energy segment. SunEdison management uses these measures to manage the Solar Energy segment because it believes these measures are ~~more~~ representative of the operational health and performance of that segment. These non-GAAP measures should not be considered as a substitute for, and should only be read in conjunction with, measures of financial performance prepared in accordance with GAAP and the reconciliation of each non-GAAP measure to the directly comparable GAAP measure set forth in the press release.

5.
We note the non-GAAP adjustments reflected in footnotes (B) and (C). Please explain to us in greater detail the underlying reasons for these adjustments and how the adjustments are calculated. Provide us with a comparison of how these transactions are accounted for under GAAP and how the amounts are calculated for the non-GAAP presentation.

Response:
The adjustments reflected in footnotes (B) and (C) are presented to represent the cash flows of the solar energy business. For example, in the case of sale-leasebacks, sales of solar energy systems are transacted with the cash received, but no revenue is recognized. Rather, revenue is recognized in the form of energy and incentive sales over a 20-year contractual term, which does not reflect the cash received in excess of construction costs at the time of the initial sale.

For footnote B, the transactions are accounted for as follows:
GAAP: These transactions are accounted for in accordance with ASC 360-20.

Non-GAAP: Sales transactions that are accounted for in accordance with ASC 360-20 for GAAP purposes, but which are not yet eligible for GAAP revenue recognition, are accounted for under other authoritative GAAP revenue recognition guidance, including ASC 605-35 and ASC 605-10, for non-GAAP reporting purposes. Gross revenue and costs recorded for non-GAAP sales adjustments are calculated in the same methodology as they would be under ASC 360-20.  In future periods, when the sales transaction is eligible for GAAP revenue recognition, the Company records an off-setting non-GAAP adjustment for the revenue and COGS amounts previously recognized under non-GAAP.

Certain sales transactions that are accounted for in accordance with ASC 360-20 for GAAP purposes, which are eligible for GAAP revenue recognition, have profit deferred due to terms of continuing involvement after the sale.  The Company individually evaluates the nature of the continuing involvement and, based on this evaluation, may include the profit deferred under GAAP as a non-GAAP adjustment.  In future periods, when that deferred profit is recognized under GAAP, the Company records an off-setting non-GAAP adjustment for amounts previously recognized under non-GAAP.

For footnote C, the transactions are accounted for as follows:
GAAP: We do not recognize revenue on the sales transactions for any sales with a leaseback. Instead, revenue is recognized through the sale of electricity and energy credits which are generated as energy is produced. The terms of the lease and whether the system is considered integral to the real estate upon which it resides may result in either one of the following sale leaseback classifications:
•
Capital Leases. For those sale leasebacks accounted for as capital leases, the gain, if any, on the sale leaseback transaction is deferred and recorded as a contra-asset that reduces the cost of the solar energy system, thereby reducing depreciation expense over the life of the asset. Property, plant and equipment accounted for as capital leases (primarily solar energy systems) are depreciated over the life of the lease.

•
Financing Arrangements. The financing method is applicable when we have determined that the assets under the lease are real estate. Solar energy systems that have not reached consummation of a sale under real estate accounting and have been leased back are recorded at the lower of the original cost to construct the system or its fair value and depreciated over the equipment's estimated useful life.

Non-GAAP: Non-GAAP revenue recognition for sale-leaseback transactions includes cash received for the legal sale of the solar energy system to a purchaser that will not be recognized as revenue under GAAP. It also includes the progress of constructing solar energy systems for which we have executed binding sale agreements based on percentage of completion accounting requirements. Non-GAAP operating income reflects a margin in an amount that will equal the difference between (a) the cash proceeds from our financing partners in sale-leaseback transactions considered financings and (b) our total costs to construct the solar energy systems sold under the sale-leaseback transactions.

6.
We note the non-GAAP adjustment discussed in footnote (C) whereby you adjust your non-GAAP revenues and operating income to reflect the legal sale of solar energy systems that you are required to account for as financing transactions under GAAP. We note that on a GAAP basis, you recognize revenue from these transactions in the form of the sale of the electricity and energy credits. Please clarify for us how your non-GAAP presentation considers the revenue from the sale of the electricity and energy credits.

Response:
Our non-GAAP presentation reflects the legal sale of solar energy systems, and for those systems, our non-GAAP presentation does not reflect any subsequent revenue in the form of the sale of electricity and energy credits (subsequent GAAP activity related to those systems is reversed for non-GAAP reporting purposes).

7.
With reference to the non-GAAP adjustment discussed in footnote (C), please explain to us in greater detail why you believe presentation of this non-GAAP measure is useful to investors. In this regard, the non-GAAP measure appears to contemplate a transaction structured in a different manner. Explain how the non-GAAP measure that contemplates different transaction terms is useful to investors.

Response:
Management believes that these non-GAAP measures represent important internal measures of performance for our solar energy business not reflected in the GAAP revenue recognition rules applicable to the business.  (See responses to comments 4, 5 and 6 above.)  The non-GAAP adjustments discussed in footnote (C) allow the investor to better understand the operations and cash flows associated with our solar project sales.

8.
We note in the conference call discussing your earnings for the second quarter of 2014, you discuss “pro forma revenues” and “pro forma gross profit” that you would have recorded under a hypothetical scenario under which you sold certain projects. We do not see where you have provided the required disclosures for these non-GAAP measures, including a reconciliation to the most directly comparable GAAP measures and a discussion of why you believe this measure is useful to investors. Please revise future filings to include the required information in future filings. In this regard, please also provide us with the appropriate information as it relates to your presentation of this non- GAAP measure. In connection with your discussion of the usefulness of the measures, please also address why you believe presentation of this non-GAAP information without a corresponding presentation of the effect of the hypothetical sales transactions on your balance sheet, including the continued risk associated with continuing to own the assets, provides meaningful information to investors. Refer to Item 10(e)(1) of Regulation S-K.

Response:
In response to this comment, please refer to page 7 of our second quarter slide presentation (included as an exhibit to the Form 8-K filed on May 8, 2014).  The purpose of this information was to help our investors understand our decision to hold projects to be contributed to our consolidated entities in connection with the public offering of the newly formed TerraForm Power, Inc. versus selling projects to third party customers. The initial public offering of TerraForm Power, Inc. was completed in July 2014. Accordingly, we do not expect to provide this “pro-forma” information in future disclosures. We believe that our investors now better understand why we chose to hold our projects and the risk associated with continuing to own the assets.

*****************
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at 314-770-7303.

Sincerely,
/s/ Brian Wuebbels
Brian Wuebbels
Executive Vice President and
 Chief Financial Officer